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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2003

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)

      RECHOV HAMELACHA 13, AFEQ INDUSTRIAL ESTATE, ROSH HAAYIN 48091 ISRAEL
                     (Address of Principal Executive Office)

           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F   X    FORM 40-F __

       INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K
           IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1):___

           INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE
        FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7):___

          INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE
 INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES
                             EXCHANGE ACT OF 1934.

                                     YES__  NO X

         IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO
             THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________


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                              ROBOGROUP T.E.K. LTD.

6-K Items

1.   Immediate Disclosure re Investment in MemCall dated January 16, 2003.

2. Press Release re RoboGroup Increases Investment in MemCall dated January 16, 2003.

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                                                                          Item 1


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[GRAPHIC OMITTED][GRAPHIC OMITTED]


Tel Aviv Stock Exchange Ltd  Registrar of Companies  Israel Securities Authority
54 Achad Ha'am St            PO Box 767              22 Kanfei Nesharim St
65202 Tel Aviv               91007 Jerusalem         95464 Jerusalem



                 re: RoboGroup T.E.K. Ltd - Immediate Disclosure
                 -----------------------------------------------



RoboGroup T.E.K. Ltd. (the "Company") announced that on January 14, 2003 its board of directors has approved the following resolution:

1. To approve an additional investment of $750,000 in MemCall LLC ("MemCall"), expected to bring the Company's entire investment up to $4.25M, in accordance to the terms detailed below:

     a. The redeemable security agreement dated May 2002, will be updated by increasing the amount from $1.5M to $2.25M, payable on September 30, 2003. The rest of the security terms will remain unchanged.

     b. The additional investment shall be used for MemCall's activities during 2003, while examination MemCall's accomplishing quarterly mile stones set by the Company's board of directors.

2. To relocate MemCall's headquarters to California where, to the best knowledge of the Company, MemCall's largest target market is located.

3. To change the business model of the MemCall to emphasize strategic business collaborations with leading companies in the silicon industry.

4. To appoint Mr. Bill Eichen as MemCall's new CEO. Mr. Eichen, a California resident, will also serve as a director of MemCall. The retired CEO, Mr. Alon Shacham, will resume his contribution to MemCall, by serving on its advisory board.

5. To institute a re-organization plan in order to reduce MemCall's expenses, which plan will include reducing the number of personal. MemCall will continue to develop its technology and intellectual property.

Very truly yours

RoboGroup T.E.K Ltd

January 16, 2003



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                                                                          Item 2


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Press Release                                      Source: RoboGroup t.e.k. Ltd.

RoboGroup Increases Investment in MemCall

Appoints Bill Eichen as CEO

ROSH HA'AYIN, Israel, Jan. 16 /PRNewswire-FirstCall/ -- RoboGroup t.e.k. Ltd. (Nasdaq: ROBO - News) today announced that the company's Board of Directors approved an additional investment of up to $750,000 in MemCall, which would bring the company's entire investment to $4.25 million.

The Board also decided to relocate MemCall's headquarters to California, where major target industry participants are located, as well as to make certain staff adjustments. In addition, the board decided to refocus MemCall's strategy to emphasize strategic business alliances with leading companies in the semiconductor industry.

The Board appointed a new CEO for MemCall, Bill Eichen, a California resident, and an experienced semiconductor industry executive . Mr Eichen was responsible for several management successes at various semiconductor companies including IDT, Cypress and Zoran. The retired CEO, Alon Shacham, will resume his contribution, acting on the advisory board.

RoboGroup Chairman and CEO Rafael Aravot commented: "RoboGroup believes in MemCall and its technology, which is reflected in the additional investment decision. Relocating MemCall's headquarters to California, where a number of its target customers are located, is expected to raise the company's profile and boost its market opportunities. We welcome Bill Eichen to MemCall as CEO.
His long and diverse experience will add immediate value to MemCall's leading-edge technology efforts.

"Mr. Aravot added: "We have decided upon a reorganization program to align with our renewed business strategy. We have reduced MemCall's expenses accordingly and made some staff changes.

Mr. Eichen said: "MemCall has developed innovative architectures and algorithms that have the potential to revolutionize next-generation networking and security systems. MemCall possesses three significant attributes: a growth market, a defensible solution, and a talented technical team. I look forward to leading this effort."

RoboGroup is engaged in three business sectors. The first focuses on new high-tech ventures such as MemCall, a fabless VLSI semiconductor developer with unique Call Out Memory(tm) technology for Internet and communications applications in need of intensive Search and Filter capabilities. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls, particularly those based on its patented algorithms. The third sector is devoted to RoboGroup's training products and e-learning system. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise.


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For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description, management discussion and analysis, and risk factor sections of the Company's Annual Report on Form 20-F.

     Contact:
     Talia Myron
     RoboGroup T.E.K. Ltd.
     Tel  +972-3-900-4170
     taliam@robotec.co.il

     Steven M. Bregman FRMO Corp.
     Tel  646-495-7329
     robogroup@frmo-ir.com

     Ayelet Shaked
     Integrated Investor Relations
     Tel: +972-3-635-6790
     E-Mail: ayelet@integratedir.com


Source: RoboGroup t.e.k. Ltd.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ROBOGROUP T.E.K. LTD.

                                                     (Registrant)

                                            By: /s/ Rafael Aravot
                                                -----------------
                                                     Rafael Aravot
                                                     Chief Executive Officer

Date:  January 16, 2003